UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Further to the disclosures made by ICICI Bank Limited (“Bank”) on June 29, 2023, November 9, 2023 and November 29,2023, regarding the proposed delisting of equity shares of ICICI Securities Limited (“ICICI Securities” or “Company”), pursuant to a scheme of arrangement, by issuing equity shares of the Bank to the public shareholders of ICICI Securities, in lieu of cancellation of their equity shares in the Company (“Scheme”), we would like to inform you that the Bank has received an Order today from the Hon’ble National Company Law Tribunal, Ahmedabad Bench, directing the Bank to, inter alia, convene and hold meeting of equity shareholders of the Bank, through Video Conference/Other Audio Visual Means, on Wednesday, March 27, 2024 at 3:00 p.m. IST for the purpose of considering and, if thought fit, approving, with or without modification(s), the arrangement embodied in the Scheme.

The said NCLT order has been uploaded on the NCLT Website today and is available at:

https://nclt.gov.in/gen_pdf.php?filepath=/Efile_Document/ncltdoc/casedoc/2401105041702023/04/Order-Challenge/04_order-Challange_004_1705577326183266509665a90b6e1fafb.pdf

Certified copy of the Order is still awaited. Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	January 18, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary